December 22, 2006

Mail Stop 4561

Mr. Joseph C. Hyde
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328

Re: Global Payments Inc.
        Form 10-K for the year ended May 31, 2006
        Filed August 4, 2006
        Form 10-Q for the quarter ended August 31, 2006
        Filed October 6, 2006
        File No. 1-16111

Dear Mr. Hyde:

We have reviewed your response letter dated December 13, 2006 and have the following additional comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2006

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangible Assets, page 49

1. We have read your response to prior comment 1 and note that the annual attrition of your customer relationships ranged from 3% to 7%. Please further clarify whether your straight line amortization methodology has fully captured the attrition that has occurred in each asset group on a static pool basis. For all periods presented, please quantify the amount of amortization expense that would

have been recognized had an accelerated method of amortization been applied and advise us of the actual amortization expense recognized.

Impairment of Long-Lived Assets, page 49

2. We have read your response to prior comment 2 and note that your asset groupings are organized according to geographic business due to certain interdependencies that exist. We believe that it would be preferable to assess your customer lists and merchant contracts for impairment on an individual basis. If you continue to use the straight line method, then the assets should be tracked and the impairment analysis should be performed at the individual customer-related intangible asset level. If management believes the implementation of this model would be impractical, we would not object to the adoption of an accelerated method of amortization. Please advise us.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant